Exhibit 21.1
SUBSIDIARIES OF ASYST TECHNOLOGIES, INC.

NAME	STATE/COUNTRY OF INCORPORATION

Asyst Technologies Europe Ltd.	U.K.
Asyst Technologies GmbH	Germany
Asyst Technologies Far East Pte. Ltd.	Singapore
Asyst Technologies Taiwan Ltd.	R.O.C.
Asyst Technologies Malaysia Sdn. Bhd.	Malaysia
SMIF Equipment Tianjin Co. Ltd.	P.R.C.
Asyst Korea, Ltd.	Korea
Asyst Japan, Inc.	Japan
Asyst Shinko, Inc.	Japan